Exhibit 10.1

Minerco Resources, Inc.
Investor Update Call
April 29, 2014

Operator:                                              Greetings and welcome to the Minerco Resources, Inc. Investor Update Call.  At this time, all participants are in a listen-only mode.  A question-and-answer session will follow the formal presentation.  If anyone should require Operator assistance during the conference, please press star, zero, on your telephone keypad.  As a reminder, this conference is being recorded.

 It is now my pleasure to introduce your host, Mr. Scott Vanis, Chairman and Managing Director.  Thank you.  You may now begin.

V. Scott Vanis:                                    Good morning and thank you for taking the time to join us today on our Investor Update call.  My name is Scott Vanis.  I'm the Chairman and Managing Director of Minerco Resources, Inc.  Joining us on the call today will be Darin Ezra, the CEO of Power Brands Consulting and the Managing Director of Level 5 Beverage Company.  In a little while, we will also hear from our other esteemed host.

This conference call will include forward-looking statements which are subject to various risks and uncertainties that could cause our actual results to differ materially from these statements.  Any such statements should be considered in conjunction with cautionary statements in our reported financials and risk factor discussions in our filings with the SEC, including our last Annual Report on Form 10-K.  Minerco assumes no obligation to update any of these forward-looking statements or information.

This conference call is also being webcast, and an archive and transcript of the webcast will be available on our website in the future.

All right, guys, now that we've got the legal speak out of the way, we really wanted to take this opportunity to update all of our shareholders on both Minerco and Level 5.  We're going to go under the assumption that if you're on this call that you're familiar with our companies, and with that being said, we'll skip the histories and focus on what's happening now and what we plan to happen in the future.  We're also going to try and not be the typical monotone conference call, but, man, please be patient with us, because this format is new for us as well.  So with all that, let's get started.

The first topic that I'd like to talk about today is the financials of Minerco Resources.  Let me first say that long-term success for our Company and basically every company is, and always will be, measured by the fundamental performance of the Company.  Everybody likes to address and talk about the asset, revenue, and cash flow side of the balance sheet, but today I'd like to start with the liabilities of Minerco Resources and, of course, for us, over the past few years, liabilities have always been convertible debt.  Saying that, we also—I'd like to make it clear that we are changing that basically in real time, getting away from our convertible debt and moving on to other forms of financing.  But first, let's start—and let me get this legal disclaimer out of the way.  For the purposes of our filings with the SEC and for the purposes of this call, Level 5 financials are consolidated into Minerco's financials, so they're considered one and the same.

When I started here, we were relegated, even forced, to obtain financing from less-than-friendly lenders, including a certain A-word  group.  But we escaped from these A-word guys and have moved on and up.  Quite honestly, we'll probably continue our—or we will continue to move up the lending ladder.

Over the last few weeks—even months, but especially the last few weeks, we've aggressively been negotiating with our lenders, and all of them.  We've decided that there are two—that we had two different types of lenders, and we're putting them into the categories now.  Lenders will be one of two types, like I said.

The first one is lenders willing to participate in our bright future that we feel that we have.  Out of all of our lenders, we encouraged all of them to be this type to participate with our bright future, and if they agreed that that's what they wanted to do, we've retained them to finance—to continue to finance our pending success as partners in Minerco.  One of the stipulations for being this type of lender was that they're going to have to give us more conventional rates and vehicles for the—for lending, or a different lending vehicle.

Lenders that were unwilling to admit that we have moved up the credit or food chain, this is the second type of lender, have been paid off, or they will be paid off, or we're going to have their notes otherwise settle.  We're not allowing anybody else from this point forward to take advantage of our Company, of our shareholders, all the above.

Some recent and noteworthy transactions, as you've seen in the 8-Ks were:  Kodiak Capital, we settled their note and recovered a net 98 million shares of our common stock from their reserve and returned it to Treasury.  The other one was LG Capital, we closed out two of their notes, prepaid two more of their notes, and returned over a hundred million shares of—to our Treasury.  We have a lot of other friendlier notes from Minerco shareholders and/or just otherwise very friendly notes that are either being consolidated or they are moving to longer-term equity positions and, of course, there are some other notes that are still floating out there, and they're being settled for either less than their conversion or less than their derivative liability that we carry on the books.  More details on these other notes will be available soon, and you'll see them in 8-Ks.  The last one is JMJ Financial.  They've been a little bit harder to deal with, but we're still negotiating—maybe even a better word is fighting, and we're fighting with all the means available to us.  So stay tuned for that one as well.

In closing on the notes section, let me be very clear, and this is to everybody that's a lender of Minerco Resources.  Any lender that attempts to take advantage of our Company and/or our shareholders, well, let me tell you, we're going to fight back.  We've finally grown up as a Company.  Every share of MINE is valuable, and we will fight for them.  Let me repeat, we will fight for them.  We have earned the respect and the right to move on and move up.

Now that we've started to straighten out and even clean up the liability side of our balance sheet, our revenues are very poised to follow.  Our revenues over the last few quarters have been greatly lagging behind our sales and operational advances.  Now, there's a couple of reasons for this.  Reason number one was actually my fault, my mistake.  We reinvested a lot of our Level 5 revenues downstream of our bank accounts.  Again, this was my decision and I did it to expand more rapidly on the ground.  In hindsight, I probably should've allowed more of those dollars to hit the corporate bank accounts so that the accountants and the auditors could count it.  This point number one has been rectified and will not be happening again.

The other reason for our revenues lagging behind is that we've been saving the roll-out of our new formulations of Rise and Coffee Boost, both to unload the original formula, which is basically unloaded, and also to coincide with the launch of another one of our favorite brands, VitaminFizz.  Here in a little bit I'll let Mr. Ezra expand on VitaminFizz and the whole—all the Level 5 lines.  With the upcoming launch of VitaminFizz and the expansion of Coffee Boost and the partnership with The Herbal Collection, our sales and revenues are expected to close the gap rather quickly and very soon.

Now to finalize the financials, it's important to understand that our long-term success as a Company will be measured by our fundamental performance, like I said at the beginning.  However, our current and, more importantly, near-term success will be more accurately measured by setting lofty goals and then achieving these lofty goals, and then after that setting even loftier goals and then crushing those.  To achieve the long-term, sustainable fundamental success that we desire, we must systematically set and achieve these goals in rapid succession, and we plan to, but at the same time, we need to be responsibly managing our chaotic, bi-directional, and, hopefully, exponential growth.

So, that basically closes out the financial section of this conference call.  We'll move on to another hot topic, which is the share structure of Minerco Resources.  As of today, we have an authorized share count of 2.5 billion, and we have an outstanding of a little bit under 2.2 billion, which is—doesn't leave us a lot of room.  We have a—also have a reserve shares, most of them by JMJ Financial, which we hope to rectify, but total reserve shares of 157 million.  Here at Minerco we take our share structure very seriously, and we are constantly evaluating our most valuable currency, which is our shares of common stock.  The expected return of the JMJ reserve of 150 million shares and the realignment of our balance sheet will certainly help us to better manage our share structure.  As long as things stay the way they are, the way they are today, we—let me say this very clear—we do not have any plans, no plans, even tentative ones, to reverse split our common stock.  Currently the reverse split topic only comes up with future plans to up-list or when somebody calls or directs us to address a post or a comment made by a desperate Treasury (ph) usually caught in a bad position.

The next topic under our share structure will be share buyback.  We've gotten tons of questions about this, and rightfully so, and this is another discussion that we have with the Board and the executives and management on a regular basis.  Let me first say that buying back shares will require capital.  The question about that is, is that capital better deployed building our Company, including launching our brands, new brands, production, advertising, any of the above, or is it better used to buy back the shares?  At this time, we feel shareholder value is greater served by deploying this capital to build the Company.  However, when revenues allow, and I think it'll be sooner than a lot of people think, we plan to initiate an aggressive share buyback program.

That was kind of a recap of the Minerco share structure.  Let me—another question that we get a lot of things—a lot of questions about is the Level 5 share structure.  Level 5 is a private Company.  It's majority owned by Minerco Resources, but it is a private Company.  Over the last six months to a year, we've considered a spin-out from Minerco, a straight Minerco name and ticker change, and countless other possibilities.  The momentum of Level 5 is best left alone at this time.  Minerco, a strong and liquid parent public Company, and Level 5 as a private up-and-coming beverage Company has turned out to be a perfect match for each other.  This match allows us to be attractive to a wide range of potential lenders and even suitors.  Over the coming months, Level 5 is expected to grow at a chaotic and exponential pace.  These pending explosions are likely to—we're trying to control, but the most important part is that they've mostly been financed already.  However, any new additional capital coming into the Company is expected to be invested through more conventional lending vehicles, meaning not convertible Promissory Notes.  We will also be reinvesting—and I'm telling you guys this right now.  We will be reinvesting all of our Level 5 sales and revenues back into Level 5 operations until further notice.  Again, we feel that growing and expanding Level 5 will be the biggest driver of shareholder value in the near term.

Now another topic that has come up a lot and everybody wants to know about, our newest brand, The Herbal Collection.  Everybody wants to know about The Herbal Collection brand.  People—shareholders, consumers, all the above—people tend to either love it or hate it.  Let me say we are first and foremost a traditional beverage Company.  However, that does not mean that we have to be conservative to the point of ignoring an opportunity, and maybe a really great opportunity.  With The Herbal Collection, an upcoming partnership with the Colorado-based Company, we've positioned ourselves to take advantage, even profit from, and then excel with a less- traditional, less-conservative product or group of products or line of products that all have huge upside potential.  While we all wait for the Federal government to green light this industry, we will let a private Colorado Company, our partner, take the lead.

But we do not plan to be left in the dust or in a proverbial cloud of smoke on this particular line or product or issue.  We will continue to hold this line, the partnership, and the grand plan close to the vest, like we always do.  We need to finalize these arrangements with our private, strategically placed partner.  The due diligence is in on the partner and the brand, and let me say it's impressive.  It's going to be hard to hold this one back, but you know how Minerco and I like to hold things back and make sure that all of our ducks are in a row before we go ahead and shout it to the world.  But let me tell you, 10-plus products and counting, and I've even heard a few things, and the due diligence checks out, about a few patents within this Company and partnerships, so just let me say “Wow”.  I promise you'll want to stay tuned for these updates from the Rockies.  We're strategically positioned with The Herbal Collection.

Now for our other products, you know, Level 5, Coffee Boost, and VitaminFizz, I'm going to let Darin expand on all these here in just a minute.  I'm almost done, guys.  Talking about our other products and Level 5 and all that, I also want to address the fact that over the coming months and year and years, hopefully, Level 5 will start to have a more independent presence, separate from Minerco.  Minerco will always be the parent Company, of course, but we plan to let Level 5 be the consumer-based Company with a large consumer following that has large-scale advertising campaigns, not just for one of our brands, but for all of them.  Minerco, you know, it'll—like I said, it'll continue to be the parent Company, and it'll be the Company that rocks the Small Cap marketplace, and we'll let Level 5 be a consumer household name.  With VitaminFizz, Coffee Boost, The Herbal Collection, Level 5 line, and additional products that we plan to be bringing forward, we won't be satisfied unless Level 5 is a household name.

Now, I'm sure you guys are tired of hearing me talk, so before we move on, let me say we firmly believe that the only way to build a company, especially our Company, is to establish a strong foundation.  While fast and furious tends to be the norm in our market, and that does provide inflated valuations, we believe that slow and steady better serves us and allows us to see the big picture whilst, at the same time, allowing us to strike quickly and effectively when we have to.  We believe we have the strong, even impressive, foundation needed to grow our Company.  Our management is world-class, and I mean that literally.  Thank you, Darin and company.  We now have our financing better suited for our current position, or our current standing.  Our products have evolved and have, quite honestly, been well-received and will be world-class.  We have also built an overwhelmingly supportive investor base.  That's the understatement of the conference call so far.  So with a foundation that's like I just described, I don't know about you guys, but I think we are finally ready to open up the throttles a little bit.

In line with opening up the throttles, I'm pleased to introduce the CEO of Power Brands Consulting and our Managing Director of Level 5 Beverage Company, Mr. Darin Ezra.

Darin Ezra:                                           Thank you for that introduction, Scott.  That's very kind of you.  As I've told you many times, I thoroughly enjoy working with you and Minerco.  I'd like to thank the investors that are on this call today for joining us and giving us some of their time.

I wanted to start off by giving a little bit of my background, just to put this in context.  I've been in the beverage industry and consumer product industry for my whole career.  I started off importing into Southern Africa all the top American brands, Celestial Seasonings herbal teas, which was the largest selling herbal tea in the world at the time.  I believe it's number two today to Bigelow.

I moved my operation to the United States almost 15 years ago, where I started manufacturing my own beverage brands to compete in the then lucrative Red Bull market.  We could call it the energy drink market, but essentially, it was Red Bull standalone with a multibillion dollar market, and I was one of the few entrepreneurs who successfully competed and has a national brand still on the market today.  The brand's called Go Girl energy drink.  It was acquired by Nor-Cal Beverages, which is the largest contract manufacturer of beverage in the Western United States.  They produce over $300 million of product for Coca-Cola, Arizona, and other similar companies.  I still have the privilege of a very close personal relationship with their CEO and management and access to their system.

My last 15 years was spent building beverage brands.  Our Company, Power Brands, is the most prolific beverage development Company in the United States.  We believe it is the most prolific in the world, but we focus primarily on the US, Europe, and Asia.  So, you know, there might be another company somewhere we've never heard of that's similar, but as far as we know, no other company in the world has developed over 600 beverage brands and taken dozens of them to market, some of which have become global brands.  Neuro (ph), for example, was one of the brands we worked on.  It's now distributed by Pepsi, Dr. Pepper Snapple Group and produces tens of millions of units nationally and globally.  Street King, which is another brand we worked on, was the—is now the second-largest selling energy shot in America.  We helped to develop and launch that brand, and there's several other products similar to that.

Through these decades of success in the beverage industry, we have a global network of manufacturers and distributors.  We work with over 300 suppliers on a global basis, most of which are in the United States, which gives us the ability to scale up any liquid product or powder product on a global scale with a very short lead time.  We have similar relationships with distributors, so we have our own distribution in Los Angeles and New York, covering California, Nevada, Arizona, and covering the whole of the Northeast through our own sales force, which is in-house.  We have key accounts management on a national basis, so the ability to deal with all major retailers internally to our own Company.  On top of that, we have influence in the largest beverage distributors in the country.  So provided the product's right and the marketing plan's right, we can get bi-coastal distribution to up to 100,000 stores within a relatively short period of time.  With some of the other brands we've recently launched, in one case, we got up to 40,000 locations within a six-month period.

We have brands currently listed in most major retail outlets in the country.  In other words, brands we've developed and launched are available in Walmart, Target, CVS, Walgreens, Rite-Aid, you name it; pretty much any major retailer you can think of carries one or more of our brands.  In California, for example, it's hard to go into a store and not see two, three, four, five, or more of our products in almost every retail location.

Level 5 was very fortuitous for us, as we'd always wanted to be involved in a company that was public, because we feel our results speak for themselves.  If investors could see how well we do as a Company, we're a Company that has never raised any capital, not even one penny.  We're the little, tiny Company, started a long time ago with a small budget that was built into a multimillion dollar company with no loans, no investors.  But we've always felt if we took on outside capital, we could grow our brands tenfold, and the timing was right when I met Scott.  He told me what he was trying to achieve with his public vehicle, and it just seemed like a natural fit and that's how we started this process.

The Level 5 company, as most of you know, at the moment is focused on three products, The Herbal Collection, Level 5, and Coffee Boost.  We've been instrumental in developing the Level 5 product and the Coffee Boost products, which we have subsequently launched into the markets in Southern California and are about to launch into the markets in New York City.  Both products have been very well received.  As a responsible beverage Company, we have done what we refer to as a soft roll-out.  We spend very little on marketing, mostly spend money on sales and distribution to get real-live feedback from consumers and retailers; which flavors do they like, which colors do they like, which sizes do they like.  Based on that we continue to develop the brand until we feel it's ready for mass distribution, which would substantiate putting in a good marketing budget.

The Coffee Boost, which we feel is extremely promising, can be paired with another brand we're in negotiation with right now.  It's a brand that Nestlé is currently testing, and WhiteWave, which is a part of Dean Foods—it's a $2 billion division of Dean Foods, Silk soy milk, and International Delight coffee creamers—they're busy testing one of the derivatives of Coffee Boost, its intellectual property we've acquired from a third party, which would be a breakthrough in the coffee creamer industry.

That brings us to the VitaminFizz product.  I've been working, as I said, in the industry for 20 years.  My team of five business development people, one based in Hong Kong for many years, another one based in England for many years, and several in the United States field up to 4,000 inquiries for new beverage every year.  We only take on about a hundred of those brands and turn them into products, and then we only launch about 10 of those brands every year and then really get behind one brand every year or two.

VitaminFizz has been the standout for the last decade.  In the last 10 years, since we've started developing beverages and have now, as I've said, developed over 600 brands and reviewed somewhere in the region of 5,000 products, VitaminFizz by a long stretch is the standout brand with—so far the testing has shown more consumer feedback on the favorable side than any other brand we've ever tested; the same reaction from the manufacturers and from the distributors.  For this reason, I've been able to align our Company with some of the biggest CEOs and beverage companies in America to help launch this new breakthrough product.

The VitaminFizz launch coincides with the unprecedented growth in the Sparkling ICE brand.  It's a brand of sparkling—low-calorie sparkling beverage which has grown from $10 million to—we believe it might reach a half a billion dollars this year, but it's over $300 million after two years of growth.  Obviously, this is all on the Internet, for anyone that's interested in researching it.  We feel our product delivers better flavor.  The packaging is—you can't even compare the packaging.  Our packaging, which will be introduced to the public within the next few weeks, is on a whole different level to their packaging.  Then to top that off, which I'll discuss in a few minutes, we've aligned ourselves with some of the largest distribution systems in America to bring the product to the market.

We're also currently in negotiation with CAA, that's Creative Artists Agency; it's the largest talent agency in the world, to secure one of the top celebrities on the planet.  I can't tell you who it is, but let's just say that they have the most online following of all celebrities, and we are currently in negotiation on terms on a deal to that effect.

The product itself has zero calories, like the competitor we're going up against.  It has 100% of your daily Vitamin C, which the competitors do not have.  Also, the VitaminFizz trademark, which is a registered trademark now, took years and lots of investment to secure the trademark, plays right off the vitamin water category.  So vitamin water meets Coca-Cola; carbonated vitamin water to compete with Sparkling ICE, which is the fastest-growing beverage in the country at the moment.

Of course, we were holding off on the Coffee Boost development and production because we wanted to coincide that with the VitaminFizz.  It should have a tremendous push into the market with the VitaminFizz product, which goes to essentially the same retail outlets as Coffee Boost, and so we're going to pair them together and have our sales teams take both products to market at the same time.

We have strategic partnerships with Big Red, which is in the top 10 largest beverage companies in America.  They have a company that's almost a hundred years old.  They have over a hundred brands.  They're a household name in many parts of the country and with revenues I believe approaching around $200 million a year.  They're taking an ownership interest in the Company, and we've also—we're fortunate enough to align ourselves with Dan Ginsberg.  Dan was the former CEO of Red Bull North America.  Dan helped grow what some consider to be the most important brand in beverage, and some say the most important brand in the world, across all categories in the last 25 years.  Red Bull changed the way consumers drink beverages.  It changed the price point, changed the whole way that beverage companies market beverage, and Dan was responsible for more of the growth of Red Bull in North America than any other CEO since or before him.  He was the CEO for six years.  Prior to that, Dan was the CEO of—oh sorry, the Chief Marketing Officer of Hardee's, which was a—is a $2 billion fast food company.  He was brought in to restructure the company.

Currently, Dan is the CEO of Dermalogica, which is a close to a billion dollars, or it may have passed a billion now, with him as the leader, but it's in that range.  So Dan runs multibillion dollar companies.  He doesn't get involved with anything unless it's very serious.  Dan is a shareholder in VitaminFizz, and I've asked him to share a few words with us.  He directed the statements at me, almost in the form of a conversation that we had, and directly after my discussion now we will be playing a recording that Dan prepared for us.

  Anyway, overall the best opportunity, I believe, is not only groundbreaking for Minerco as the major shareholder in Level 5 Beverages, but I believe this is an opportunity that could essentially reshape the beverage industry again.  With the support of the CEOs of Red Bull, the CEOs of Big Red, and many other similar national and global strategic partnerships that Power Brands have established over the decade that we've been working in this industry successfully, we believe that this could be the next billion dollar brand.

  I'd like to thank everyone today for joining us on this call, and without further ado I'd like to play a few words from Dan Ginsberg, the former CEO of Red Bull himself, in a recording to me as recently as this past weekend.  Thank you.

Dan Ginsberg:                                      Darin, as you likely know, as the former CEO of Red Bull North America, I’m presented with new beverage ideas every week, sometimes several times per week. And although some are intriguing, rarely do I see one that has the consumer appeal to do the heavy lifting that’s required in the crowded and lucrative market.

 I do believe, though, VitaminFizz may be one of those contenders because sliding in between water, all be it sparkling water, and the vitamin enhanced products, VitaminFizz is a great tasting product that features a price point that’s attractive to any level of consumer and a margin that affords you promotional flexibility, which is totally required in this day and age. So further, I think it can follow on the heels of the amazingly successful Sparkling Ice brand and the imposters who try to follow it. This one may just have the right stuff to do it.

So although there’s no guarantee in this business, we both know that, it appears to me that VitaminFizz has a very good shot of making it happen. And I’m glad to be a part of team.

V. Scott Vanis:                                    Well, thank you very much, gentlemen.  This is Scott Vanis again.  I'm not even going to try and compete with these true beverage giants and legends, so at this point Darin and I are available for questions.

Operator:                                             Thank you.  Ladies and gentlemen, at this time we will be conducting a question-and-answer session.  If you would like to ask a question, please press star, one, on your telephone keypad.  A confirmation tone will indicate your line is in the question queue.  You may press star, two, if you'd like to remove your question from the queue.  For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.  One moment, please, will we poll for questions.

 Thank you.  We do have a question coming from the line of John Sovitch, a Private Investor.  Please proceed with your question.

John Sovitch:                                        Hello, gentlemen, how are you doing today?  I have a question about the VitaminFizz line.  What exactly are the plans for the VitaminFizz, as far as—it was discussed briefly in the—it was discussed briefly here, but could you go into more detail on that, where we're headed with that?

V. Scott Vanis:                                      Darin, I'll let you take that.

Darin Ezra:                                           Sure, no problem.  Is the line clear?  Can you hear me properly?

John Sovitch:                                        Yes.

Darin Ezra:                                           Okay, great.  Well, when you roll out a beverage brand in the US, in particular, there's a very scientific formula that's followed.  Any person that's been in the beverage for long—beverage industry for long enough would understand that the way to do it is to first, roll out slowly—we call it a soft launch—to get feedback, because the VitaminFizz range has several different varieties of flavors.  We even test different forms of labels to see which ones sell the best.  So we spend the first six months really getting consumer feedback and seeing the things they prefer and expanding on those before we go into more of a national launch.

On a national scale, you have to, first of all, set up production in various points around the country, because obviously to keep shipping efficient.  We have Power Brands which supports Minerco's efforts, or Level 5's efforts, in this case.  We have a full team of production and manufacturing specialists in-house who set up all the production logistics, and we have a marketing team and creative marketing plans for both the East and West Coast markets, New York and Los Angeles, to start, and all the surrounding markets.  Once we feel that we have enough consumer feedback on the soft roll-out, then we ramp it up and we start expanding from Southern California to Northern California, then Arizona, Nevada, Oregon.  We then go from New York City, we expand into the Tri-State area and then start moving all the way up to Maine, so eventually covering all of the Northeast.

That would typically cover your first 12 months to 24 months, depending on how quickly the product grows and depending on your marketing budget, how much return on investment you get on your marketing budgets, followed by the Southeast and then filling in the rest of the country in year three, year four.  That's if we don't get a national deal before then.  If we get picked up after a year or two by Pepsi or Dr. Pepper Snapple Group or someone like that, which has happened in the past with some beverages.  Then, of course, the roll-out is much quicker than that.

John Sovitch:                                           Well, that's great.

V. Scott Vanis:                                       Anything else on that question?

Darin Ezra:                                             No, I think that covers that pretty much.  Do you guys want to move on to the next question?

Operator:                                               Thank you.  We'll move on to the next question, which comes from the line of David Ferraro, a Private Investor.  Please proceed with your question.

David Ferraro:                                      Hi, Darin and Scott.  You know, I just wanted to talk about quality for a minute.  Quality products are the long-term driving factor of a great company, and I'd like to know more about the quality of the ingredients in your products, from coffee beans to the vitamins to the potency of the herbs in the THC collection.

Darin Ezra:                                           I'll talk to the VitaminFizz and the Coffee Boost.  The Herbal Collection, or THC products, are not something that I deal with.  Scott has another team on that at the moment.

As far as VitaminFizz and Coffee Boost is concerned, and I'm assuming this would lead into The Herbal Collection product as well, the vendors that we use, the people that—our suppliers are—many of them are multibillion dollar companies.  So as far as the integrity of the ingredients is concerned, the company that supply us supply the biggest brands in America.  They supply Coke and Pepsi and Arizona Iced Tea and Monster and—so the quality of ingredients is unquestionable.  They obviously have big reputations themselves, and the—you know, if they supply any ingredients that are not 100% quality, they're going to lose very lucrative and very long-term contracts.

As far as the grades of material are concerned, in a product like Coffee Boost and a product like VitaminFizz, because of the very advanced state of the beverage industry, as you can imagine, it's a—the total global industry is worth—I believe it's in the $600 billion range, or that's with the last numbers I looked at.  So the companies that are the leaders in this sector in supplying the ingredients, our vendors, they have such advanced—highly advanced systems for extracting the coffee essence, and the sweetness systems are typically multibillion dollar brands themselves, things like Splenda, which is a sucralose product.  Flavor is also a extremely advanced industry today.  We have machines that can—you put a little poker in and orange and put it through a machine that will read the DNA of the flavors of the orange, and we can mimic it naturally.

   So the ingredients—fortunately, today it's a very different environment than what it was 20 years ago when I started.  It was very difficult to have functional products that tasted good.  Hence, the Red Bull flavor profile is not very good.  Today they could make it different, but it's obviously—you can't change a brand 20 years in.  So the quality that we're dealing with in all these products are world-class, and there is no quality ingredient—there are no ingredients that are higher quality that are available, as far as I know, and we deal with top 10 global suppliers of beverage ingredients on a day-to-day basis.

David Ferraro:                                       Thank you very much.  That was a great question—or great answer.

V. Scott Vanis:                                      All right, very good.  Dave, on the—as far as The Herbal Collection, we're holding that pretty close to the vest, and until the due diligence is all in, that's—what we said in the conference call is pretty much what we'll say about it at this point.
David Ferraro:                                           Okay.

V. Scott Vanis:                                      So, move on to the next question.

Operator:                                               Thank you.  Our next question is coming from the line of Richard Efker, a Private Investor.  Please proceed with your question.

Richard Efker:                                      Hey, good morning.  My question's for Darin, since VitaminFizz seems to have been your brainchild.  Can you give us an update on the re-launch of VitaminFizz, when and where we're going to be able to purchase it, how soon, and second...

Darin Ezra:                                           Sorry?

Richard Efker:                                     Oh, go ahead.

Darin Ezra:                                           Okay, now, do you have a second part?

Richard Efker:                                     Yes, I just wanted to know exactly—we've found pictures of new designs of plastic bottles and cans, and I just wanted to see, you know, which are actually—is it going to come out in cans or in bottles?

Darin Ezra:                                          That's a very good question.  So, we believe the leading—the product that we will lead with will be the bottles.  The Sparkling ICE brand—I wouldn't share this on an open forum, but it's no secret.  Sparkling ICE today is one of the products that is—it's almost like what Red Bull used to be or what Five Hour Energy was or Chobani yogurt.  It's an anomaly.  It's growing at such an unbelievable pace, it's really not something that anyone could predict, and obviously, there's a tremendous demand for it.  There are several other companies that are looking at the space.  We turned down several other similar products in favor of the VitaminFizz concept.  It just stood out head and shoulders above the rest.

We will put some canned product out into the—in one or two of the markets in the limited session, just to see what kind of pick-up we can get on the cans as well.  Because if you looked at a company like Coca-Cola, you all know very well they have fountain drinks, they have glass bottles, they have plastic bottles, they have cans, they have—pretty much every format that you can put a liquid into they have.  In the long run, VitaminFizz will probably be the same.  Eventually, hopefully, it'll be on the fountains and it'll be in all kinds of fancy packaging for hotels.  But in the beginning, we're focusing on the bottle, but we will launch—we produced about 250,000 cans which we will be putting into the market to see if there's a strong pick-up on them.  If there are, we will continue to produce the cans, but the bottles are where we're focusing 95% of our effort.

As far as the designs and line-up, I think some of it is—some of the designs have leaked into the public where from our—a lot of the creative designers, you know—I don't know.   They could send it to a friend or somehow it gets on to the Internet.  I can tell you that I've looked at what I've seen in the—online is not—the actual design of the finished product is not online.  I've not seen it anywhere.  We've been keeping it very close to the vest, and I could tell you it blows—everything you've seen online, it blows it away.  It's really one of the nicest-looking beverage designs that we've ever created, and as you know, we've created—we've created over 600 brands with individual products.  We've created thousands of individual products, and the VitaminFizz is an incredible standout.

Richard Efker:                                      Are you able to give us any idea of when these will be available?

Darin Ezra:                                           Yes.  As far as—if everything continues going as smoothly as it has been, we will have product in the stores no later than—well, the cans we'll bring into the stores within the next 60 days and the bottles within the next 90 days.

Richard Efker:                                     Great, and you did say you're going to bring out about 250,000 cans?  So I guess we can all imagine how many bottles you're going to be bringing out in the initial phase.

Darin Ezra:                                          Well, we—hopefully, millions of bottles.  We're going to put—you know, we're conservative in our approach.  Even with the most positive product that we've ever made, we still have to tread the way we would with any other brand.  So we'll produce—we typically a couple hundred thousand bottles at a time to put in the market, but if we get to that uplift that we expect, immediate—shortly thereafter we'll go into the millions and then, hopefully, tens of millions of bottles.

Richard Efker:                                      Well, thank you for your time. Sounds amazing for us shareholders in the near future.  Thank you so much.

Darin Ezra:                                            It's a pleasure, thanks.

Operator:                                              Thank you.  As a reminder, ladies and gentlemen, if you would like to ask a question at this time, please press star, one, on your telephone keypad.

While we're polling for questions, we do have a few questions that have come in online.  Our first question is, what part of the business is causing you the most trouble?

V. Scott Vanis:                                     First of all, let me say now you guys—all of the investors out there, you understand why I let Darin run our business for us?  Man, he's a beverage expert and obviously is just a pro.

But to answer the question, the part of the business that causes us the most trouble is honestly the fast and rapid growth of our business and the beverage business in general, and with that growth the financing of that growth and how to best deploy our capital and dollars spent.  There's a million different places to spend money, to deploy the capital and different million ways to raise that capital.  The biggest challenge that we face on a daily basis is to responsibly grow our business without—and putting the best dollars behind the best investment, and that has been and always probably will be our greatest challenge here at Minerco and at Level 5.  So, thank you for the question.

Operator:                                             Thank you.  Our next question from online is, what products appear most promising and will be advertised first?

V. Scott Vanis:                                    Darin, I'll let you take that one.

Darin Ezra:                                         Well, that is—I think we've answered that extensively already.  VitaminFizz is not only the product we feel is the most promising for Level 5 Beverage Company, but internally to Power Brands with many, many other brands under management, as well as dozens of brands under development.  VitaminFizz is—we feel is the most promising brand we've handled for a long time period.

Operator:                                            Thank you.  Our next question is also coming from the web.  It states, what are expected sales, revenue projections for 2014?

Darin Ezra:                                           So as far as—if we're talking about the Level 5—if we're talking about Coffee Boost and Level 5, as we said, the first six months of a roll-out is a very conservative roll-out to gauge feedback from the market.  So we're not really—the aim isn't specifically top line revenue, although, of course, that's always important to any business.  We strive to make—bring in as much money as we can and make as much of that revenue into profit as possible.  We do that every day, and if anyone looks into the background of our other operations under our management, they are very profitable.

But when you're launching a brand for the first time, especially when it's a relatively new company, like Level 5, you want to focus on quality and not just volume, because launching a beverage company is fairly capital-intensive, and getting sales costs money.  So we try to refine the process and then ramp it up.  But we should hope to pass the—we should get it past the seven figures in 2014, if everything goes according to plan.

Operator:                                              Thank you, and for 2015?

Darin Ezra:                                           I think it's too early to say.  I would put a number on it—I'll put a guesstimate on it.  I mean, we hope to get over eight figures in 2015, but we will be able to give you a more accurate number by the end of this year.  If we get picked up by Coke or Pepsi or one of the big guys, it could be any number, but to be responsible I'd rather reserve that estimate for a couple of months into the launch of the product.

Operator:                                              Thank you.  What do you expect the share price of MINE to be in one month and then one year?

V. Scott Vanis:                                    I'll take this one.  Man, you know, we always get questions in personally and to the Company as well, and Minerco, the management, the executives, and Level 5 as well, we really consider ourselves (audio interference) business, not necessarily a public business, from the attitude of doing things on a day-to-day basis.  We run a Company, we run the brands, and at the end of the day, fundamental performance will eventually trump everything else.  So at this early stage of a particular company, especially our Company, what we really do is, you know, we make sure that we get all the information available to the market when it's ready to get to the market, and then we let the shareholders and the investors and, unfortunately, sometimes even the traders, determine our PPS and our market valuation.  So at the end of the day, there is—I have—we don't give financial advice and we have no idea except for that we know what's coming down the pipeline and it looks really, really good.  So, thank you for that question.

Operator:                                           Thank you.  Can you talk more about The Herbal Connection brand?

V. Scott Vanis:                                  I'll take this one again.  Yes, The Herbal Connection brand, like we talked about on the main part of the conference call, is exactly what we said there, and we're going to hold this tight to the vest until everything's absolutely ready to go.  The truth is is that the Federal government's still working out what they're going to do with it, and there's only a few states that have everything completely ready to go for this.  So we're going to leave this to our private company partner to handle until further notice, but obviously, we'll be letting everybody know the developments as they happen.

Operator:                                           Thank you.  What are the challenges you see short- and long-term going forward?

V. Scott Vanis:                                  From Minerco's standpoint, the short-term challenges that we really always have are, like I mentioned earlier, controlling and managing our growth and not overextending ourselves.  We could do a lot of things and do none of them very well, and we really try to focus on doing a few things and doing them perfect; like Darin is always talking about, quality over quantity.  Long-term is the—really the same management of our growth and not overextending ourselves, but also long-term is how we continue to really grow our business, not only responsibly, but also we're going to be moving on to bigger markets, bigger brands, bigger all of this, and how do we effectively manage all of that, and that will just be something we have to take step-by-step and day-by-day.  But quite honestly, with Darin and people like Dan and Gary Smith (ph) helping to run the business, I'm confident we'll have no problem in doing it.

Operator:                                           Thank you.  We do have an additional question from the web.  It is, what are the plans for Curves, Armor, and Flex?

V. Scott Vanis:                                 Yes, for Curves, Armor, and Flex, the other parts of the original Level 5 line, what we're really hoping to do with those, and we've actually been in conversations or negotiations with a few—quite a few different people, is create—making those specialty lines.  Like, for example—this is just an example—for Flex, finding somebody that wants to create a workout shot, a workout line, a—so maybe a pre-workout with a after post-game type of drink and make a whole line around somebody.  But until we find the exact partner or the perfect match, those will be left kind of on the back burner.  Again, like I mentioned earlier, we don't want to be doing a lot of things and not doing it very well.  We want to focus on a few things and do it extremely well.

Operator:                                           Thank you.  We do have an additional question coming from the line of Richard Efker, a Private Investor.  Please proceed with your question.

Richard Efker:                                    Oh, hello again.  I want to know about the formulations of Coffee Boost.  When are all the different flavors going to come out and when are those going to be available?

V. Scott Vanis:                                    Yes, those—and Darin—I can let Darin definitely take this as well, but those—you know, we've been saving those and they—to basically piggyback and kill two birds with one stone, so to speak.  You can expect those at about the same time as all of the VitaminFizz roll-out happens on a couple of different coasts.

Richard Efker:                                     So within a couple of months we're looking.

V. Scott Vanis:                                     Yes, so—Darin, go ahead.

Darin Ezra:                                           Yes, Scott's right.  We're looking at—we have our own in-house development team, so we actually have our own full-scale laboratory in-house with a very experienced team of five food scientists, and we have a full team of creative designers and directors, as well as production managers.  So when we want to put a product to market, we can do it in as little as 30 days.

The Coffee Boost, it's not a matter of any sort of hold-up for development.  The launch date is very strategic for marketing purposes and sell purposes.  As we said earlier, we'd like to coincide it with a big push to market with our sales team with VitaminFizz, but we're going to thousands of locations and to capitalize on cost savings, we would put the products together as they go to market.  So I would say within the next 90 days would be accurate.

Richard Efker:                                     That's also for the regular flavor of Coffee Boost?

Darin Ezra:                                           Yes, I mean we still—we have the regular flavor and we have inventory of the regular first (ph) flavor.  It's in market and we really dripped it into the market so we wouldn't run out of inventory.  So the original Coffee Boost is already moving into the market, but when we expand the distribution, of course it will include all Coffee Boost products.

Richard Efker:                                     Okay, great.  Yes, because I've been going to my local 7-Eleven, Mobile stations, you know, different gas stations, and everything's been sold out.  The way I look at it, you know, it's just—seems like revenue being lost, so, you know, if we get those products out as soon as possible, then there's a lot of people that are still wanting to try it.

Darin Ezra:                                           No, you're right on a—if you look at it on a very one-dimensional level, you are correct.  You would think why sacrifice sales when you can get them, but actually, the truth is that in order to roll out the Coffee Boost any further, you really need to spend money on a roll-out.  As Scott said, being conservative on the spend, we've really been consolidating the funds so that we could push VitaminFizz and Coffee Boost out, using the same budget, and that's really the reason we've held off.  But your point is very valid, and we were glad to see that it did sell out.  In fact, it sold out in almost every location.  But again, this is what we call a soft roll-out, and the sales lost, if you want to call them lost at this point, will be negligible when you talk about the—on a national scale would recover months of lost sales within a matter of days, once you push it on a national level.

Richard Efker:                                    Thank you.

Operator:                                             Thank you.  Ladies and gentlemen, we have reached the end of our question-and-answer session.  I would now like to turn the floor back over to Mr. Vanis for any additional concluding comments.

V. Scott Vanis:                                    Yes.  Again, thank you very much, everybody, for taking time today and all that.  But before I get into a closing comment, I'm going to go off script a little bit here and just be me for a second, and I want to just talk just like I normally talk.

I mean, you investors, you MINE investors.  I've got to tell you, you guys are just awesome.  I've been doing this a really long time, and I've never even heard of a group of investors like this group we have here at MINE.  I mean, it's just—it's crazy.  You know, like I said, I've never even heard of it, let alone experienced something as impressive as you MINErs (ph), and let me tell you.  You guys's due diligence is very thorough to the point of sometimes being a real pain for me and for the Company.  It's hard to hold anything back from you guys.  Your passion and your enthusiasm are really only surpassed by your support and your loyalty, and from the bottom of my heart I'd like to personally thank you guys for all of it.

Now officially, back on script in closing, on behalf of the entire Minerco and Level 5 team, I'd like to thank all of our shareholders and all of our consumers for your constant support, excitement, and confidence in our Company, and the same for our extraordinary products.  You have helped us get to this point, and you guys will be integral in making our future a very prosperous one.  Every member of our team, including our owner shareholders, or maybe especially our owner shareholders, has a part in this journey, and this is our Company.  Don't forget that, it's our Company, and together we'll make it a great one.  Heck, I hope we make it one for the ages.

So again, thank you very much for your time and everybody have a great day.

Operator:                                              Thank you.  Ladies and gentlemen, this does conclude today's teleconference.  Thank you for your participation and you may disconnect your lines at this time.